10025655

SECUR[...]ISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 ~~65859~~ 68167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Tolarus Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 East Sixth Street, Suite 900
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Klann, Managing Director (512) 626-3842
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 400 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

SEC Mail Processing Section
FEB 24 2010
Washington, DC
122

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/1

OATH OR AFFIRMATION

I, Jason Klann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tolarus Capital Advisors, LLC**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Director
Title

Notary Public

RUBEN INFANTE, JR.
MY COMMISSION EXPIRES
August 20, 2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - None
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

TOLARUS CAPITAL ADVISORS, LLC

Financial Statements and Supplementary Schedule
December 31, 2009

(With Report of Registered Independent Public Accounting Firm)

TOLARUS CAPITAL ADVISORS, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2009

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Report of Registered Independent Public Accounting Firm

To the Board of Directors and Members of
Tolarus Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Tolarus Capital Advisors, LLC (the Company) as of December 1, 2009, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Pubic Company Accounting Oversight Board (PCAOB) in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tolarus Capital Advisors, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 8, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

TOLARUS CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 43,239
Accounts receivable	47,500
Other assets	500
TOTAL ASSETS	$ 91,239
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 100
Total liabilities	100
Members' Equity	91,139
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 91,239

See notes to financial statements and report of registered independent public accounting firm.

TOLARUS CAPITAL ADVISORS, LLC
Statement of Operations
For the Year Ended December 31, 2009

REVENUES	
Advisory services	$ 136,333
Total revenues	136,333
EXPENSES	
Insurance	18,930
Rent	9,601
Professional fees	7,503
Business licenses and permits	6,265
Advertising and promotion	1,848
Other expenses	2,794
Total expenses	46,941
NET INCOME BEFORE INCOME TAX	89,392
Income tax expense	-
NET INCOME	$ 89,392

See notes to financial statements and report of registered independent public accounting firm.

TOLARUS CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2009

		Total Members' Equity
Balance at December 31, 2008	$	11,747
Contributions		60,000
Distributions		(70,000)
Net income		89,392
Balance at December 31, 2009	$	91,139

See notes to financial statements and report of registered independent public accounting firm.

TOLARUS CAPITAL ADVISORS, LLC
Statement of Cash Flows
Year ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 89,392
Adjustments to reconcile net income to	
net cash provided by operating activities:	
(Increase) decrease in:	
Accounts receivable	(47,500)
Other assets	(500)
Increase (decrease) in:	
Accounts payable and other liabilities	100
Net cash provided by operating activities	41,492
Cash flows from financing activities:	
Contributions to members' equity	60,000
Distributions from members' equity	(70,000)
Net cash used in financing activities	(10,000)
Net increase in cash	31,492
Cash at beginning of year	11,747
Cash at end of year	$ 43,239

Supplemental Disclosures of Cash Flow Information:

Interest paid	$ -
Income taxes paid	$ -

See notes to financial statements and report of registered independent public accounting firm.

TOLARUS CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2009

Note 1 - Nature of Business

Tolarus Capital Advisors, LLC (the "Company") was organized in October 2008 as a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The operations of the Company are limited to corporate financial advisory services, including mergers and acquisitions advisory, as well as private placements of equity or debt securities. The Company's customers consist primarily of corporations, institutional investors and accredited individual investors in Texas.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

Customer Funds

The Company is approved to sell private securities. The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Revenue Recognition

The Company's agreements are typically structured with some form of retainer payment along with a success fee tied to the closing of a transaction. The success fee is usually a percentage of the transaction value or capital raise. Retainers are either due at signing, payable on a monthly basis or tied to certain milestones. Retainers are recognized as revenue upon reaching the appropriate event for payment, as aforementioned. Success fees are 100% at risk and are recognized as revenue only upon closing of the transaction with the customer.

Note 2 - Significant Accounting Policies (Continued)

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Income Taxes

The Company was formed as a Texas limited liability company. The Company has elected to be taxed as a Subchapter S corporation under the provisions of Subchapter S of the Internal Revenue Code. As a result, the members of the Company pay all Federal income tax expense. During 2009, the Company recorded no federal or state income tax expense.

For the year ended December 31, 2009, the Company has not incurred tax under the Texas margin tax.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expense, approximate their fair values due to their short maturities.

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The guidance also established a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

(1) Level 1 – quoted prices in active markets for identical assets and liabilities.
(2) Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities.
(3) Level 3 – unobservable inputs.

Much of the disclosure is focused on inputs used to measure fair value, particularly in instances where the measurement uses significant unobservable (Level 3) inputs. At December 31, 2009, the Company had no financial instruments which required disclosure of the valuation hierarchy.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital, aggregate indebtedness and net capital requirements of $43,139, $100 and $5,000, respectively. The Company's net capital ratio was 0.00 to 1.

Note 4 - Commitments and Contingencies

Lease Commitments

The Company leases office space under an operating lease. Lease expense was approximately $9,600 for the year ended December 31, 2009. The total amount of base lease payments is being charged to expense on the straight-line method over the term of the lease.

The Company has no lease commitments greater than twelve months in duration.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 5 - Related Party Transactions

The Members provide management services for the Company. The Members currently receive no compensation for these services.

Schedule I

TOLARUS CAPITAL ADVISORS, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Total members' equity qualified for net capital	$ 91,139
Deductions and/or charges	
Non-allowable assets:	48,000
Total deductions and/or charges	48,000
Net capital before haircuts on securities	43,139
Haircuts on securities	-
Net capital	$ 43,139
Aggregate indebtedness	
Accounts payable and other liabilities	$ 100
Total aggregate indebtedness	$ 100
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 38,139
Ratio of aggregate indebtedness to net capital	0.00

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as reported by Tolarus Capital Advisors, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of registered independent public accounting firm.

PMB ⊹ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of Tolarus Capital Advisors, LLC:

In planning and performing our audit of the financial statements of Tolarus Capital Advisors, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, TX
February 8, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Agreed-Upon Procedures Report Regarding Form SIPC-7T

To the Board of Directors and Members of Tolarus Capital Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Tolarus Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tolarus Capital Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Tolarus Capital Advisors, LLC's management is responsible for the Tolarus Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the period April 1, 2009 through December 31, 2009, as contained within the report on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

February 8, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068167 FINRA DEC
TOLARUS CAPITAL ADVISORS LLC 15*15
~~ONE CONGRESS PLAZA~~ 106 EAST SIXTH ST
~~111 CONGRESS AVE STE 400~~ SUITE 900
~~AUSTIN TX 78701-4143~~ AUSTIN, TX 78701-3665

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JASON KLANN 512-626-3842

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ ~~150~~ 341

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (—)

— Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) ~~150~~ 341

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~150~~ 341

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ~~150~~ 341

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member ~~submitting this~~ form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TOLARUS CAPITAL ADVISORS, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

MANAGING DIRECTOR
(Title)

Dated the 8th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 136,333
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 136,333
2e. General Assessment @ .0025	$ 341
	(to page 1 but not less than $150 minimum)

Report to the Board of Directors and Members

To the Board of Directors and Members of Tolarus Capital Advisors, LLC:

We have audited the financial statements of Tolarus Capital Advisors, LLC (the Company) for the year ended December 31, 2009 and have issued our report thereon dated February 8, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated April 1, 2009 our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Tolarus Capital Advisors, LLC. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We have issued a separate Independent Auditors' Report on Internal Control dated February 8, 2010.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2009. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates impacting the financial statements at December 31, 2009.

PMB Helin Donovan

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). There were no passed audit adjustments noted during the course of our audit.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 8, 2010.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Managers and management of Tolarus Capital Advisors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP